March 4, 2011	Mark C. Amorosi T 202.778.9351 F. 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Sonny Oh

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Registration Statement on Form N-14 of EQ
Advisors Trust (File No. 333-171326)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are comments that you provided on January 14, 2011 concerning the Registration Statement on Form N-14 (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2010, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the definitive Combined Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) and Statement of Additional Information (the “SAI”) as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

GENERAL

1.	Please clarify whether information regarding the Acquiring Portfolios also will be incorporated by reference. Otherwise, please confirm that all information regarding the Acquiring Portfolios has been provided.

The Trust has not made any changes in response to this comment. The Trust confirms its belief that the current disclosure provides all required information regarding the Acquiring Portfolios.

2.	Each of the “Dear Contractholder” letter, the “Notice of Special Meeting,” the “Information Statement,” and the Proxy Statement/Prospectus represents a separate document from the others. Therefore, please confirm all defined terms have been fully defined within a particular document and used consistently and clearly throughout each document. Please note the following examples.

March 4, 2011

•	Compare the second bullet point of “Dear Contractholder” letter (defines “Acquired Portfolios”) with the first sentence of third to last paragraph of letter (refers to “Acquired Portfolio”).

•	The third to last paragraph of the “Dear Contractholder” letter refers to “Portfolio” without defining it.

•

Proposal 1 on page ii of Proxy Statement/Prospectus defines “Growth PLUS Portfolio” but then the paragraph following Proposal 2 defines the term “PLUS Portfolio.” Just use one defined term and use it throughout the document.

The Trust has revised the defined terms as appropriate and confirms its belief that they are correctly defined and used consistently in each of the above referenced documents. The Trust notes that the term “PLUS Portfolio” is not an alternative defined term for the EQ/Large Cap Growth PLUS Portfolio but rather indicates that the portfolio is one of several portfolios of the Trust known as “PLUS” Portfolios. However, in response to this comment and Prospectus Comment 15, the Trust has removed the term “PLUS Portfolio” from page ii.

3.	In the last paragraph of the “Dear Contractholder” letter, the “Notice of Special Meeting,” and the “Information Statement” addressing voting procedures, please also briefly describe revocation rights.

The Trust has not made any changes in response to this comment. The Trust notes that the requested disclosure is currently included in the Information Statement under “How to Instruct AXA Equitable” and in the Proxy Statement/Prospectus under “Solicitation of Proxies and Voting Instructions.” The Trust does not believe that additional disclosure is required by Form N-14.

4.	In the first paragraph following Item 3 in the “Notice of Special Meeting,” please reconcile the phrase “investment divisions…or accounts of an Insurance Company” with the corresponding disclosure of the other documents provided. For example, the second to last paragraph of the “Dear Contractholder” letter only refers to “investment divisions of separate accounts.”

The Trust has clarified the relevant disclosure.

5.	In the last paragraph under “How to Instruct an Insurance Company” on the second page of the Information Statement, please disclose how many votes are attributed to a share and whether fractional votes are counted too.

March 4, 2011

The Trust has made the requested change. Please note that the requested disclosure currently appears in the Proxy Statement/Prospectus under “Voting Rights.”

6.	In the third and fourth sentences under “How an Insurance Company Will Vote” on the second page of the Information Statement, please clarify which investment divisions are being referenced.

The Trust has made the requested clarification.

PROXY STATEMENT/PROSPECTUS

1.	In Item 4 on page ii of the Proxy Statement/Prospectus, please clearly identify the statement of additional information (“SAI”) incorporated by reference (e.g., “The SAI for this Proxy Statement/Prospectus dated…”).

The Trust has made the requested change.

2.	As part of the Summary, please also include a brief overview of the basis for the decision to undertake the Reorganizations as more fully discussed under “Board Considerations” beginning on page 18, including a cross reference to this latter section.

The Trust has added the requested disclosure.

PROPOSALS 1 and 2

3.	In the third to last bullet point preceding the “Comparative Fee and Expense Tables” of each Proposal on, respectively, pages 3 and 12, please make the disclosure regarding administrative fees beginning with the second sentence a separate bullet point and also clarify in the former whether the administrative fee will increase, decrease or remain the same (e.g., later disclosure states it will be the same).

The Trust has made the disclosure regarding administrative fees a separate bullet point, as requested. In addition, although the administration fee schedules of the Capital Guardian Growth Portfolio and the Large Cap Growth PLUS Portfolio currently are disclosed on page 3, the Trust has added further disclosure to make explicit that the Capital Guardian Growth Portfolio and the Large Cap Growth PLUS Portfolio are subject to different administration fee schedules.

4.

With respect to the last sentence of the second to last bullet point and the last bullet point preceding the “Comparative Fee and Expense Tables” of each Proposal on, respectively, pages 3 and 12, please clarify what impact, if any, such transaction costs and the means by which costs of the Reorganizations will be covered will have

March 4, 2011

upon the calculation of the aggregate value of the Acquired Portfolios on the Closing Date. Please also expand the fifth paragraph under “Terms of the Reorganization Plan” appearing on page 18 to include similar disclosure regarding the impact if any of such costs.

The Trust has made the requested changes.

5.	In the “Comparative Fee and Expense Tables” of Proposal 1 on pages 4 and 5, please confirm accuracy of termination date of fee waiver provided in the footnote to the table, April 30, 2012, given that the corresponding footnote in the prospectus dated May 1, 2010, reflects a termination date of April 30, 2011. Please also revise the first sentence under “Expense Limitation Agreement” on page 25 if necessary.

The Trust confirms the accuracy of the termination date of the fee waiver provided in the footnote to the table and, therefore, has not made any changes in response to this comment.

6.	In the “Example of Portfolio Expenses” of each Proposal on, respectively, pages 5 and 13, please use “mutual funds” or “portfolios” in lieu of “investment options” for consistent terminology in each preamble. Please also delete the last bullet point following the first paragraph of the preamble and also clarify that the Example assumes you redeem all shares at the end of the given time periods in order to better conform to the disclosure requirements of Item 3 of Form N-1A as provided in the Proxy Statement/Prospectus.

The last bullet point following the first paragraph of the preamble appears, if applicable, in the prospectus of each Portfolio. To better conform the disclosure to the corresponding prospectus disclosure, the Trust has not deleted the bullet point as requested. The Trust has made the other changes requested in this comment.

7.	Comparison of Investment Objectives, Policies and Strategies for Proposal 1 (page 5). When comparing principal investment strategies, please provide disclosure that is complete and accurately reflects corresponding disclosure provided in the prospectuses for each applicable Portfolio. For example, when compared to the summary prospectus disclosure, the seventh and ninth paragraphs under the Acquiring Portfolio column appear to be missing disclosure with respect to the top-down analysis/bottom-up stock selection strategy and additional details regarding investments in futures and options, and derivatives. In addition, the ninth and tenth paragraphs under the Acquired Portfolio column with respect to investments in derivatives and ETFs are not supported by the summary prospectus disclosure.

The Trust has revised the disclosure as requested.

March 4, 2011

8.	Comparison of Principal Risk Factors (pages 7 and 15). Please provide a brief description of each principal risk in lieu of just providing a chart of principal risks with a cross-reference to “Description of Risk Factors” beginning on page 20 for each Portfolio involved in Proposals 1 and 2 to conform to the requirements of Item 4 of Form N-1A. In doing so, please then delete the “Description of Risk Factors” section.

The Trust has made the requested changes.

9.	Comparative Performance Information (pages 8 and 15). Please delete the footnotes to the performance tables to conform to the requirements of Item 4 of Form N-1A. Any information the omission of which could be misleading (e.g., first footnote to Proposal 1 table on page 9) can be provided as a brief insertion into the narrative preceding the chart.

The Trust has made the requested changes.

10.	Additional Information about the Reorganizations (page 17). For continuity of material disclosure, please move “Federal Income Tax Considerations of the Reorganizations” from its current location so that it immediately follows “Potential Benefits of the Reorganizations to AXA Equitable” on page 20.

The Trust has made the requested change.

11.	Board Considerations (page 19). Please add if applicable whether the Board considered how the costs of the Reorganizations would be covered as part of their deliberations. If added, please also clarify what expenses (or amounts) would be excluded and the impact of those expenses not being covered.

The Trust has added disclosure regarding the Board’s consideration of the costs of the Reorganizations. An explanation of the excluded expenses and the impact of those expenses not being covered currently is included in other sections of the Proxy Statement/Prospectus.

12.	Description of Risk Factors (page 20). If retained, this section should clearly delineate between those risks that are principal and non-principal ones.

The Trust has not made any changes in response to this comment because the Trust deleted this section in response to Prospectus Comment 8 above.

13.	Management Fees (page 25). In the last paragraph under “Management Fees” on page 25, please define “PLUS Portfolios.”

March 4, 2011

The Trust has made the requested change.

14.	Legal Proceedings. If applicable, please provide disclosure regarding legal proceedings as required by Item 10(a)(3) pursuant to Item 5(a) of Form N-14.

This comment is not applicable and therefore the Trust has not made any changes to the current disclosure.

15.	Voting Information (page 37)

a.	Under “Voting Rights,” the number of outstanding shares and votes attributed to them should include the registrant and company being acquired. Item 7(c)(3) of Form N-14.

The Trust has not made any changes in response to this comment. The Trust notes that Item 7(c)(3) of Form N-14 requires disclosure as to each class of voting securities entitled to vote at the meeting. As the shareholders of the Acquiring Portfolios are not entitled to vote at the Meeting, the Trust does not believe that the requested disclosure is required.

b.	Under “Required Shareholder Vote,” please make it clear whether the approval of one Proposal is contingent upon the other.

The Trust has clarified the relevant disclosure.

c.	In last sentence of the second paragraph under “Solicitation of Proxies and Voting Instructions” on page 38, please disclose that as a result of “proportional” voting, the votes of a small number of Contractholders may determine the outcome of any Proposal and also note typo in parenthetical of same last sentence.

The Trust has revised the disclosure as requested.

d.	Please clarify what is meant by the last sentence of the third paragraph under “Solicitation of Proxies and Voting Instructions” on page 38 (i.e., clarify how an Insurance Company attends a meeting and votes).

The Trust has clarified the relevant disclosure.

e.	Under “Other Matters” on page 39, the disclosure should at least provide a general time frame in which to submit proposals once a meeting date is determined.

March 4, 2011

The Trust has added the requested disclosure.

16.	Appendix A. If applicable, please modify the agreement in Appendix A to reflect any changes made in response to any staff comments.

The Trust has not made any changes in response to this comment because the Trust does not believe that any changes are necessary.

STATEMENT OF ADDITIONAL INFORMATION

Please confirm whether the SAI adequately incorporates by reference all relevant documents required to fulfill the disclosure required in the SA1 pertaining to both the Acquiring and Acquired Portfolios in accordance with Instruction G of Form N-14. Otherwise, please provide such disclosure. For example, Item (1) only references the Acquiring Portfolios as opposed to both the Acquiring and Acquired Portfolios.

The Trust confirms its belief that the documents incorporated by reference fulfill the relevant SAI disclosure requirements of Form N-14. The Trust notes that Item 13 of Form N-14 requires information regarding an acquired fund only when a transaction is being submitted to the registrant’s shareholders.

PART C

Please apply the relevant provisions noted in the Instruction to Item 15 of Form N-14 as applicable.

The Trust has not made any changes in response to this comment because the Trust does not believe that the Instruction to Item 15 of Form N-14 requires the Trust to include additional disclosure in the Part C.

ACCOUNTING COMMENTS

Proxy Statement/Prospectus

1.	Capitalization Table. Please include a footnote to explain the adjustment to shares outstanding.

The Trust has added the requested disclosure.

2.

Repositioning Costs. If securities held by the funds are expected to be sold in connection with the reorganizations, provide an estimate of the expected transaction costs to reposition the portfolios. The transaction costs should also be shown as an

March 4, 2011

adjustment in the capitalization table, pro forma schedule of investments and pro forma statement of assets and liabilities, reducing the net assets of the combined fund.

In accordance with further discussions with the staff, the Trust has incorporated information regarding repositioning costs in certain sections of the Proxy Statement/Prospectus.

3.	Reorganization Costs. For each reorganization, provide an estimate of the expected reorganization costs to be incurred by the funds.

The Trust has added the requested disclosure.

Statement of Additional Information

1.	Pro Forma Schedule of Investments

a.	Identify the surviving entity in the heading of the pro forma combined column.

The Trust has made the requested change.

b.	Since no adjustments are shown on the schedule, include a footnote stating that as of June 30, 2010, all of the portfolio holdings of the target fund would comply with the investment objectives and/or compliance guidelines of the acquiring fund.

The Trust has added the requested disclosure.

c.	The net assets of the combined fund should be reduced by the reorganization and repositioning costs expected to be incurred by the funds.

The Trust has made the requested change.

d.	The affiliated investments chart and the effect of derivatives chart should cover the twelve months ended June 30, 2010. Currently, the charts appear to cover only the six months ended June 30, 2010 (Capital Guardian Growth/Large Cap Growth PLUS merger only).

The Trust has made the requested change.

2.	Pro Forma Statement of Assets and Liabilities

a.	Identify the surviving entity in the heading of the pro forma combined column.

March 4, 2011

The Trust has made the requested change.

b.	The net assets of the combined fund should be reduced by the reorganization and repositioning costs expected to be incurred by the funds.

The Trust has made the requested change.

3.	Pro Forma Statement of Operations. Identify the surviving entity in the heading of the pro forma combined column.

The Trust has made the requested change.

4.	Notes to the Pro Forma Financial Statements. Include notes to describe the valuation policies and the tax status of the combined entity.

The Trust has added the requested disclosure.

MISCELLANEOUS

Please provide appropriate representations and a response letter in the form of EDGAR correspondence in regard to this Prospectus/Proxy Statement.

This response letter and a “Tandy” letter have been filed in the form of EDGAR correspondence.

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Should you have any further comments on these matters or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
Sarah E. Connolly, Esq.
K&L Gates LLP